

September 26, 2022

Rong Luo
Chief Financial Officer
Baidu, Inc.
Baidu Campus
No. 10 Shangdi 10th Street
dian District, Beijing 100085
The People's Republic of China

> **Re: Baidu, Inc.**
> **Form 20-F for the Year Ended December 31, 2021**
> **Filed March 28, 2022**
> **Response Letter filed August 2, 2022**
> **File No. 000-51469**

Dear Mr. Luo:

We have reviewed your August 2, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 19, 2022 letter.

Form 20-F for the Year Ended December 31, 2021

Item 3. Key Information
A. Selected Financial Data
Cash Flows through our Organization, page 7

1. We note your response to prior comment 5. Please expand your disclosure of cash flows to and from the VIEs to segregate loan amounts to nominee shareholders to fund the capitalization of the VIEs for which the Company does not intend to seek repayment as of each period reported. As of the end of the most recent balance sheet date, disclose the amounts retained by the nominee shareholders and those with maturity dates during the

next twelve months and beyond.

Financial Information Related to the Consolidated Affiliated Enitities, page 9

2. In connection with your proposed disclosure in response to prior comment 5, please expand the Selected Condensed Consolidated Balance Sheets Information to include the Shareholders' Equity Section which should be annotated so that your capital contributions, long-term loans, and short-term loans (if any) to the VIEs and the nominee shareholders are transparent. Additionally, revise the captions for all tables containing selected financial information to read as "Selected Condensed <u>Consolidating</u>..."

3. Regarding your proposed disclosure provided in your response to comment 5, please explain to us why you do not present an intercompany receivable related to the income from the VIEs rather than an investment account. In this regard, it does not appear that the WFOE holds any investments in the VIEs.

Notes to the Consolidated Financial Statements
1. Organization and Basis of Presentation
Equity Pledge Agreement, page F-18

4. We note your response to comment 8. Please make clear if any of the VIEs are currently involved in sectors on the "Negative List" which are restricted and/or prohibited for foreign investment. In this regard, we note that this appears to be the case as implied in the first paragraph of page 3 of your filing.

    Additionally, with respect to the opinion of counsel regarding the VIEs "based on the PRC laws and regulations publicly available and currently in force as of March 28, 2022," please clarify if you are operating within a five-year transition period to comply with all requirements of the Foreign Investment Law or have already effected necessary structural changes, if any.

    You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Shu Du (Skadden)